Exhibit 99.1
Canadian Solar Signs 9MW Sales Agreement with Conergy USA
Jiangsu, and Jiangxi, China, July 15, 2008 — Canadian Solar Inc. (“the Company”, “CSI” or “we”) (NASDAQ: CSIQ) today announced a 9MW sales agreement for its e-Modules with Conergy USA, a global leader in renewable energy solutions. The contract runs for 12 months until June 2009 and delivery will start this month.
Kim McLawhorn, President of Conergy Americas commented, “We are pleased to offer CSI’s e-Modules for our off-grid and grid-connected installations of photovoltaic systems. As a leading global PV supplier, we are confident in the long-term growth of the US solar market and look to continue our strategic partnership with CSI as we help consumers achieve clean and independent energy solutions.”
Dr. Shawn Qu, CEO of CSI, said, “We are very pleased to announce this relationship with Conergy. This contract serves as a testament to the quality of our e-Module technology, and the strong demand we are seeing in the market place continuing into 2009.”
Introduced by CSI, e-Module is a low-cost, medium-power solar panel product built with 100% upgraded metallurgical silicon (UMG).
Additionally, CSI will have an exhibit open to the public at Intersolar North America in San Francisco, July 15-17, 2008 at Booth No. 9100, West Hall Level 3. This will be the U.S.’s premier international exhibition for photovoltaics, solar thermal technology and solar architecture. Coupled with SEMICON West, Intersolar North America will also attract a broad base of attendees in the complimentary markets of semiconductor and nano-electronics manufacturing and development.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
About Conergy
Conergy is one of the world’s largest companies 100% dedicated to renewable energy with over 75,000 systems developed, installed or supplied in more than 25 countries on 5 continents. Conergy brings over 20 years experience in the US as a distributor and systems integrator. Through wholesale distribution Conergy provides premium products and value-added services to a national network of authorized installers servicing the grid-tied and off-grid residential and small commercial markets. In addition, Conergy’s expert project engineers deliver custom turn-key solar electric systems for commercial, government, agricultural and education projects 100kW and larger. To learn more about Conergy please visit www.conergy.us.
Contacts:

In Jiangsu, P.R. China	In the U.S.
Alex Taylor, IR Director	John Robertson
Canadian Solar Inc.	The Ruth Group
Phone: +86-512-6690-8088	Phone: +1-646-536-7024
ir@csisolar.com	jrobertson@theruthgroup.com
Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.